

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Mr. Byron E. Grote
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD United Kingdom

> **Re: BP p.l.c.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 001-6262**

Dear Mr. Grote:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2006 and related supplemental response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note your response to comment 1 of our June 18, 2007 letter. It is not clear from the disclosure in your 20-F that "BP conducts or has conducted limited marketing, licensing and trading activities and technical studies in certain countries subject to US sanctions, in particular in Iran and with Iranian counterparties . . ." that you conducted Iran-related activities during 2006. Please revise this disclosure in future filings to make clear, if such is the case, that you conducted such activities during the period covered.

Financial and Operating Performance, page 40

2.   In your response to comment 3 of our letter dated June 18, 2007, you provide
        further clarification as to the nature of inventory holding gains and losses. You
        state this information is helpful for investors to understand the Company's
        underlying performance from year to year. Currently, without further explanation
        and clarification to investors as to how to use this information, your disclosure of
        these amounts appears incomplete and confusing. We believe further clarification
        of the nature of these amounts as you have described in your response would assist
        a reader in understanding why you believe this information is important and
        material to investors. In addition to the items discussed in your response, your
        revised disclosure should also address the basis for computing the "average cost of
        supplies", the fact that these amounts are not separately reflected in the financial
        statements as a gain or loss, the reasons for variations in the inventory holding
        gains and losses from period to period and why you believe this information is
        important to an investor's understanding of your performance from period to
        period.

Refining and Marketing, page 44

3.   You state in response to comment 4 that you will clarify the amounts disclosed
        relating to "IFRS fair value accounting" are non-GAAP measures and provide
        further explanation as to how the amounts are calculated in future filings. Please
        provide us with a copy of your proposed disclosure to be included in future filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief